UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

GREAT LAKES DREDGE & DOCK CORPORATION

(Name of Subject Company)

GREAT LAKES DREDGE & DOCK CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

390607109

(CUSIP Number of Class of Securities)

Vivienne R. Schiffer

Senior Vice President, Chief Legal Officer,

Chief Compliance Officer and Corporate Secretary

Great Lakes Dredge & Dock Corporation

9811 Katy Freeway, Suite 1200

Houston, Texas 77024

(346) 359-1010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

With copies to:

 John P. Kelsh

Scott R. Williams

Leigh B. Rorick

Sidley Austin LLP

One South Dearborn

Chicago, Illinois 60603

(312) 853-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Great Lakes Dredge & Dock Corporation, a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on March 4, 2026 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the cash tender offer made by Huron MergeCo., Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Saltchuk Resources, Inc., a Washington corporation (“Parent”), to purchase all of the Company’s issued and outstanding shares of Common Stock, par value $0.0001 per share (the “Shares”), pursuant to the Agreement and Plan of Merger, dated as of February 10, 2026, by and among Parent, Purchaser and the Company (as it may be amended or supplemented from time to time, the “Merger Agreement”), at a purchase price of $17.00 per Share, net to the seller thereof in cash, without interest, subject to any required tax withholding (such consideration as it may be amended from time to time pursuant to the terms of the Merger Agreement), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 4, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase and other related materials, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by Parent and Purchaser with the SEC on March 4, 2026. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule 14D-9, respectively, as each may be amended or supplemented from time to time.

Capitalized terms used in this Amendment but not defined herein shall have the respective meanings given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

This Amendment should be read in conjunction with the rest of the Schedule 14D-9, as amended, which we urge you to read in its entirety.

ITEM 9. EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(vi)	Email from Lasse Petterson, the Chief Executive Officer of the Company, sent to the Company employees, dated March 13, 2026.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GREAT LAKES DREDGE & DOCK CORPORATION

By:	/s/ Vivienne R. Schiffer
Name:	Vivienne R. Schiffer
Title:	Senior Vice President, Chief Legal Officer, Chief Compliance Officer and Corporate Secretary

Date: March 13, 2026